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January 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mary Beth Breslin

Re:	Ritter Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-208818) filed December 31, 2015
CIK No. 0001460702

Dear Ms. Breslin:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 12, 2016 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement.

Set forth below in bold is the comment contained in the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to the comment.

Executive and Director Compensation, page 90

1.	Please update the disclosure required by Regulation S-K Item 402 for your recently completed fiscal year ended December 31, 2015. For guidance, refer to the Regulation S- K Compliance and Disclosure Interpretation 217.11, available on the Commission’s website.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure required by Regulation S-K Item 402 for its most recently completed fiscal year ended December 31, 2015.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Securities and Exchange Commission

January 19, 2016

If it would expedite the review of the information provided herein, please do not hesitate to call me at (415) 659-5943, or, in my absence, Michael Sanders at (310) 734-5232, or Wendy Grasso at (212) 549-0216.

Sincerely,

/s/ David T. Mittelman
David T. Mittelman

cc: Michael D. Step, CEO of Ritter Pharmaceuticals, Inc.